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                                                                    EXHIBIT 99.1

       Contact:        George Sard/Anna Cordasco       Michael Claes
                       Sard Verbinnen & Co.            Burson Marsteller
                       (212) 687-8080                  (212) 614-5236


                       STATEMENT BY TRACINDA CORPORATION
                       ---------------------------------

        LAS VEGAS, NV, October 3, 1995 - Tracinda Corporation today issued the following statement in response to remarks by Robert Eaton, chairman and and CEO of Chrysler Corporation:

        "Tracinda has been Chrysler's largest shareholder for nearly five years. We have never sold a single Chrysler share and have continued to buy more shares while management sells. Today, we own more than 14% of Chrysler shares while all of the company's officers and directors combined own less than 1%. Our long-held objective is to enhance value for all Chrysler's shareholders - and our actions to date have helped increase the value of Chrysler's over 380 million shares by billions of dollars. Tracinda has repeatedly stated that its shares are not for sale and that we will not accept any benefit that is not equally available to all shareholders. We will continue to be vigilant in monitoring our long-term investment and will seek the influence that any large shareholder deserves. We intend to accept Mr. Eaton's invitation to meet with us to discuss our views," said Jerome B. York, vice chairman of Tracinda.

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